SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT of 1934 FOR THE FISCAL YEAR ENDED DECEMBER 31, 2004 or

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM ____________ to _________

Commission File No. 001-11960

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ASTRAZENECA SAVINGS AND SECURITY PLAN

AstraZeneca Pharmaceuticals LP
1800 Concord Pike
P. O. Box 15437
Wilmington, DE 19850-5437

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

AstraZeneca PLC
15 Stanhope Gate
London W1Y 6LN
England

961832

REQUIRED INFORMATION

1. Financial Statements:

The following financial information, including Report of Independent Registered Public Accounting Firm thereon of **AstraZeneca Savings and Security Plan** are submitted herewith:

Statements of Net Assets Available for Plan Benefits as of December 31, 2004 and 2003;

Statements of Changes in Net Assets Available for Plan Benefits for the three years ended December 31, 2004; and

Notes to Financial Statements.

The schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are included in the aforementioned financial statements of the AstraZeneca Savings and Security Plan.

2. Exhibit:

The following exhibit is submitted herewith:

Exhibit (A) - Consent of Independent Registered Public Accounting Firm

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Date: June 27, 2005

By: [signature]
G. M. Engelmann
Chair, AstraZeneca Investment Committee

Consent of Independent Registered Public Accounting Firm

The Board of Directors
AstraZeneca PLC:

We consent to the incorporation by reference in the registration statement on Form S-8 of AstraZeneca PLC of our report dated June 15, 2005, with respect to the statements of net assets available for plan benefits of the AstraZeneca Savings and Security Plan as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2004, and all related financial statement schedules, which are attached to the December 31, 2004 annual report on Form 11-K of the AstraZeneca Savings and Security Plan.

KPMG LLP

Philadelphia, Pennsylvania
June 23, 2005

KPMG

ASTRAZENECA SAVINGS AND SECURITY PLAN

Financial Statements and Schedule

December 31, 2004 and 2003

(With Report of Independent Registered Public Accounting Firm Thereon)

ASTRAZENECA SAVINGS AND SECURITY PLAN

Table of Contents

KPMG LLP
1601 Market Street
Philadelphia, PA 19103-2499

Report of Independent Registered Public Accounting Firm

The Participants of the AstraZeneca Savings and Security Plan,
the AstraZeneca Investment Committee, and
the AstraZeneca Administration Committee:

We have audited the accompanying statements of net assets available for plan benefits of the AstraZeneca Savings and Security Plan (the Plan) as of December 31, 2004 and 2003, and the related statements of changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the AstraZeneca Investment Committee. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 2004 and 2003, and the changes in net assets available for plan benefits for each of the years in the three-year period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

June 17, 2005

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Net Assets Available for Plan Benefits

December 31, 2004 and 2003

		2004	2003
Assets:			
Investments:			
Common stock	$	114,858,110	157,366,435
Investment contracts with insurance companies		197,062,912	193,031,255
Investments in mutual funds		619,907,281	506,366,306
Investments in commingled funds		278,833,881	218,846,979
Investments in money market funds		46,427,570	51,310,990
Participant loans		20,024,315	17,708,237
Total investments		1,277,114,069	1,144,630,202
Employer contribution receivable		1,070,213	1,113,088
Net assets available for plan benefits	$	1,278,184,282	1,145,743,290

See accompanying notes to financial statements.

ASTRAZENECA SAVINGS AND SECURITY PLAN

Statements of Changes in Net Assets Available for Plan Benefits

Years ended December 31, 2004, 2003, and 2002

	2004	2003	2002
Additions:			
Investment income (loss):			
Net appreciation (depreciation) in fair value of investments	$ 44,238,805	190,871,555	(152,409,994)
Interest and dividends	27,412,489	18,324,410	17,306,466
Total investment income (loss)	71,651,294	209,195,965	(135,103,528)
Contributions:			
Sponsor	45,346,767	39,938,719	40,071,617
Participant	96,813,549	84,527,207	78,754,836
Total contributions	142,160,316	124,465,926	118,826,453
Transfers from other qualified defined contribution plans	7,650,060	5,791,183	6,249,634
Total additions (deductions)	221,461,670	339,453,074	(10,027,441)
Deductions:			
Benefits paid to participants	89,020,678	55,282,679	63,644,782
Transfers to other qualified defined contribution plans	—	—	1,398,547
Total deductions	89,020,678	55,282,679	65,043,329
Net increase (decrease)	132,440,992	284,170,395	(75,070,770)
Net assets available for plan benefits:			
Beginning of the year	1,145,743,290	861,572,895	936,643,665
End of the year	$ 1,278,184,282	1,145,743,290	861,572,895

See accompanying notes to financial statements.

(1) Description of Plan

(a) General

The following description of the AstraZeneca Savings and Security Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan's provisions.

The Plan, formerly known as the Zeneca Deferred Compensation Plan, was established April 1, 1958, and was designed to provide a systematic means of saving and investing for the future.

On April 6, 1999, Zeneca Group PLC merged with Astra AB to become AstraZeneca PLC. Effective July 1, 2000, the Zeneca Deferred Compensation Plan was amended and restated and thereafter known as the AstraZeneca Savings and Security Plan. Also effective July 1, 2000, sponsorship of the AstraZeneca Savings and Security Plan was transferred from Zeneca Inc. to AstraZeneca Pharmaceuticals LP (the Company). The Company is an indirect wholly owned subsidiary of AstraZeneca PLC.

Regular full-time and part-time employees of the Company and AstraZeneca LP (AZLP), a participating employer as defined by the Plan, are eligible to immediately participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is intended as a plan described in Section 404(c) of ERISA and Section 2550.404c-1 of Title 29 of the Code of Federal Regulations. Because the Plan allows participants to invest both before-tax and after-tax contributions in AstraZeneca PLC American Depositary Receipts (ADRs), the Plan and the stock offered thereunder are registered under the Securities Act of 1933 (the Act).

The AstraZeneca Investment Committee is the Plan's named fiduciary for investment and certain administrative duties, and the AstraZeneca Administration Committee is the Plan's named fiduciary for claims administration and certain other duties. Both committees are appointed by and subject to review by the AstraZeneca Compensation and Benefits Committee.

(b) Administrative Expenses

All costs and expenses incident to the administration of the Plan and the management of the trust fund, including the compensation of the trustee, are paid by the Company. Brokerage charges and fees incurred for purchases and sales of common stock are paid by the Company. All other brokerage charges and fees in connection with the purchase and sale of securities are included as an element of the cost of securities purchased or as a reduction in the proceeds of securities sold. Investment advisory fees are paid by the Company.

(c) Contributions

Participants can make before-tax or after-tax contributions of up to 15% of annual eligible compensation, provided that total contributions do not exceed 15% of annual eligible compensation. The maximum amount of the Company match is 75 cents for each dollar of the first 6% of eligible compensation that a participant contributes to the Plan.

The Company also may make a fixed contribution in the amount of 2.5% of annual eligible compensation (Fixed Company Contributions) for those participants who meet the eligibility requirements of Benefit Schedule B under the Rider 1 (the legacy Zeneca provisions) of the AstraZeneca Defined Benefit Pension Plan. Fixed Company Contributions cliff vest after the employee is credited with five years of service. The amount of contributions is subject to the limitations imposed by the *Internal Revenue Code*. Both employee and Company contributions allocated to each participant account and paid to the trustee are invested in the investment funds designated by the participant.

(d) Participant Accounts

Each participant's account is adjusted periodically to reflect his or her allocated portion of participant and Company contributions and investment earnings. Investment earnings allocated to each participant's account are based on the portion of income and expenses and gains and losses of each investment fund in which the assets represented by the participant's account are invested.

(e) Vesting

Participants are immediately vested in their contributions and all Company matching contributions, plus actual earnings thereon. Fixed Company Contributions vest after five years of service.

(f) Participant Loans

The Plan allows plan loans pursuant to Section 408(b)(1) of ERISA and the regulations thereunder. The maximum loan amount is the lesser of 50% of a participant's account balance or $50,000, reduced by the participant's highest outstanding plan loan balance over the previous 12 months. The minimum loan amount is $1,000. Loans must generally be repaid over a period of up to five years. Interest rates are based on the "prime rate" published in the Wall Street Journal on the first calendar day of the month in which the loan is taken.

(g) Payment of Benefits

In the case of death, disability, termination, or retirement, a participant or, if applicable, the participant's beneficiary, may receive a distribution of the vested portion of his or her accounts in a lump-sum amount or in installments (excluding termination). In addition, a participant may elect to withdraw all or part of his or her 401(k) account in special circumstances, as defined by the Plan.

(h) Forfeited Accounts

If participants terminate employment prior to becoming fully vested in their Fixed Company Contributions, then those contributions will be forfeited and used to reduce future Fixed Company Contributions to the Plan for the remaining participants. As of December 31, 2004 and 2003, the forfeiture account balances totaled $221,033 and $532,375, respectively. Forfeitures used to reduce Fixed Company Contributions were $228,103, $741,947, and $652,778 for the years ended December 31, 2004, 2003, and 2002, respectively.

(Continued)

(2) Significant Accounting Policies

The significant accounting policies employed in the preparation of the accompanying financial statements are as follows:

(a) Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting.

(b) Investment Valuation and Income Recognition

Shares of common stock were valued at the period-end market price. Shares of registered investment companies are valued at quoted market prices. Investment contracts with insurance companies are valued at contract value. Purchases and sales of investments are recorded on the trade date. Dividend income is recorded on the ex-dividend date. The appreciation (depreciation) in market value of investments is based on the beginning of the year market value or value at the time of purchase during the year and is included in the statements of changes in net assets available for plan benefits. Interest income is accrued as earned.

(c) Payment of Benefits

Benefits are recorded when paid.

(d) Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities. Actual results could differ from those estimates.

(e) Reclassifications

Certain prior period amounts have been reclassified to conform with current period presentation.

(3) Investments

The following table presents the fair value of investments that represent 5% or more of the Plan's net assets at December 31, 2004 and 2003:

	2004	2003
American Express New Dimensions Fund	$ 85,269,109	91,769,511
AstraZeneca PLC ADRs	114,858,110	157,366,435
Fidelity Growth and Income Fund	84,412,923	67,585,483
Fidelity U.S. Equity Index Commingled Pool	169,829,272	118,502,274
Mellon Asset Allocation Fund	109,004,609	100,344,705
T. Rowe Price Small Cap Value Fund	115,319,455	69,649,976

(Continued)

During 2004, 2003, and 2002, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

		2004	2003	2002
Mutual funds	$	52,738,504	99,799,941	(75,392,531)
Common stock		(34,792,868)	45,497,713	(32,994,448)
Commingled funds		26,293,169	45,573,901	(44,023,015)
	$	44,238,805	190,871,555	(152,409,994)

(4) **Investment Contracts with Insurance Companies**

The Plan invests in a portfolio of benefit-responsive guaranteed investment contracts issued by insurance companies. The AstraZeneca Investment Committee manages the portfolio, and Fiduciary Capital Management is the portfolio's advisor. The portfolio is credited with interest on the guaranteed investment contracts and may be debited for participant withdrawals. The contracts are included in the financial statements at contract value as reported to the Plan by each underlying insurer. Contract value represents initial deposits made under the contracts, plus interest. Participants may direct the withdrawal or transfer of all or a portion of their investment.

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates were approximately 5% for the years ended December 31, 2004 and 2003.

(5) **Internal Revenue Service Status**

On December 10, 2002, the Internal Revenue Service issued a determination letter for the amended and restated Plan, which stated that the Plan and its underlying trust, as effective July 1, 2000, qualified under the applicable provisions of the *Internal Revenue Code.* The Plan has been amended since receiving the aforementioned determination letter, and a new determination letter has not been requested. However, the plan administrator believes that the Plan is designed and currently being operated in compliance with the applicable provisions of the *Internal Revenue Code.*

(6) **Plan Termination**

Although it has not expressed any intent to do so, the AstraZeneca Compensation and Benefits Committee has the right under the Plan to amend or terminate the Plan at any time, subject the provisions of ERISA and other applicable law.

(Continued)

(7) Transfers

Transfers between the Plan and other qualified plans are summarized as follows:

		2004	2003	2002
Transfers from other qualified defined contribution plans:				
Rollover contributions and other additions	$	7,650,060	5,791,183	6,249,634
Total	$	7,650,060	5,791,183	6,249,634
Transfers to other qualified defined contribution plans:				
AstraZeneca Savings and Security Plan for Puerto Rico Employees	$	—	—	1,398,547
Total	$	—	—	1,398,547

(8) Party-in-Interest Transactions

Certain plan investments are shares of registered investment companies managed by affiliates of Fidelity Investment Management Company. Fidelity Investment Management Company is the trustee as defined in the Plan, and therefore, these transactions qualify as party-in-interest transactions.

Schedule 1

ASTRAZENECA SAVINGS AND SECURITY PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Description	Fair/contract value
Common stock:	
* AstraZeneca PLC ADRs	$ 114,858,110
Investment contracts with insurance companies (Stable Value Fund):	
Allstate Life Insurance Company	15,010,788
Canada Life Assurance Company	12,636,083
GE Life and Annuity	13,451,720
Hartford Life Insurance Company	14,653,214
Jackson National Life	4,084,383
John Hancock Mutual Life Insurance	9,434,975
Massachusetts Mutual	15,752,171
Metropolitan Life Inc.	12,313,067
Monumental Life Insurance Company	13,660,394
Mutual of America	8,005,153
New York Life Insurance Company	17,287,380
Ohio National Life Insurance Company	7,445,804
Pacific Life Insurance Company	12,480,484
Principal Life Insurance	15,001,713
Prudential Insurance Company of America	5,369,819
Security Life of Denver Insurance Company	12,102,794
Travelers Insurance Company	8,372,970
	197,062,912
Investments in mutual funds:	
American Express New Dimensions Fund	85,269,109
* Fidelity Growth and Income Fund	84,412,923
* Fidelity OTC Portfolio	34,407,141
Glenmede International Fund	41,967,679
Merrill Lynch Basic Value	51,915,042
* Spartan International Index	20,558,330
T. Rowe Price Small Cap Value Fund	115,319,455
Vanguard Growth Index	54,959,061
Vanguard Total Bond Market Investment	19,739,186
Vanguard Mid Cap Index	34,617,380
Vanguard Small Cap Index	35,628,852
Vanguard Value Index	27,487,924
Vanguard Balanced Index	12,366,278
Vanguard Explorer Admiral	1,258,921
	619,907,281
Investments in commingled funds:	
Mellon Asset Allocation Fund	109,004,609
* Fidelity U.S. Equity Index Commingled Pool	169,829,272
	278,833,881

(Continued)

Schedule 1

ASTRAZENECA SAVINGS AND SECURITY PLAN

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2004

Description		Fair/contract value
Investments in money market funds:		
* FMTC Institute Money Market	$	12,329,355
Vanguard Prime Money Market		34,098,215
		46,427,570
Participant loans (bearing interest rates from 4% to 10%)		20,024,315
Total assets held for investment purposes	$	1,277,114,069

* Party-in-interest

See accompanying report of independent registered public accounting firm.